September 23, 2024

Bart Volkmer
General Counsel
DROPBOX, INC.
1800 Owens St.
San Francisco , California 94158

       Re: DROPBOX, INC.
           Form 8-K filed May 1, 2024
           File No. 001-38434
Dear Bart Volkmer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Lisa Stimmell